FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q4 2012 GROSS PROFIT UP 182% FROM Q4 2011

2012 Q4 Sales up 30% over 2011 Q4 Gross Profit;
 Income from continuing operations of US$ 2.4 million in Q4 2012 compared to Loss from continuing operations of US$ 0.2 million in Q4 2011

YAVNE, Israel – March 18, 2013 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, marketing and international distribution of kosher foods, today announced its financial results for the fourth quarter and the fiscal year ended December 31, 2012.

Fourth Quarter Fiscal 2012 Highlights
•	Sales increased 29.6% from fourth quarter of 2011 to NIS 76.4 million (US$ 20.5 million)
•	Gross profit increased 181.7% from fourth quarter of 2011 to NIS 20.6 million (US$ 5.5 million), or 26.9% of sales
•	Operating income of NIS 7.5 million (US$ 2.0 million), or 9.8% of sales, compared to operating loss of NIS 4.1 million (US$ 1.1 million) , or (7.0%) of sales in the fourth quarter of 2011
•	Income from continuing operations of NIS 8.8 million (US$ 2.4 million) compared to loss from continuing operations of NIS 0.6 million (US$ 0.2 million) in the fourth quarter of 2011
•	Net income increased 214.6% from fourth quarter of 2011 to NIS 8.8 million (US$ 2.4 million), or 11.5% of sales
•	Earning per share of NIS 0.68 (US$ 0.18) compared to earning per share of NIS 0.22 (US$ 0.06) in the fourth quarter of 2011
•	Cash and securities balance (net of short-term bank debt) of NIS 206.4 million (US$ 55.3 million) as of December 31, 2012

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Fourth Quarter Fiscal 2012 Summary
Sales for the fourth quarter of 2012 increased by 29.6% to NIS 76.4 million (US$ 20.5 million) from NIS 59.0 million (US$ 15.8 million) recorded in the fourth quarter of 2011. The increase in sales in the fourth quarter of 2012 was mostly driven by the introduction of new products in the third and fourth quarters and the increased awareness of the Company's products following increased sales and promotion activities initiated during the past year.

Gross profit for the fourth quarter of 2012 increased by 181.7% to NIS 20.6 million (US$ 5.5 million) compared to NIS 7.3 million (US$ 2.0 million) recorded in the fourth quarter of 2011. Fourth quarter gross margin was 26.9% compared to gross margin of 12.4% for the same period in 2011. The increase in gross margin in the fourth quarter of 2012 was primarily due to the introduction of new higher-margin products into the product lineup and increased sales of existing higher-margin products, while 2011 fourth quarter gross margins were affected by the national protest against the cost of food products that resulted in price reductions of certain products.

Mr. Zwi Williger, Chairman of Willi-Food commented, “We are very pleased to report a robust fourth quarter with strong organic sales growth of 30 percent and gross profit up 182 percent, despite pressure imposed on the Company by the supermarket chains to reduce prices and despite the well-known pressures in commodity costs inflicted worldwide. Our strong performance in the quarter was driven by expanded sales volume of our higher-margin products to new and existing customers. With sales increases in all of our business segments, we were able to achieve one of the highest quarterly sales and gross profit in the Company’s history. As we see consumer demand for kosher foods continuing to increase, we are confident that our focused marketing strategy and the introduction of higher-margin products targeted to health-conscious and kosher consumers will continue to support our growth in 2013. We are pleased to consistently deliver significantly higher margins than those generated by most of the other companies in our industry.”

Willi-Food’s operating income for the fourth quarter of 2012 increased to NIS 7.5 million (US$ 2.0 million) compared to operating loss of NIS 4.1 million (US$ 1.1 million) recorded in the fourth quarter of 2011. Selling expenses increased by 15.1% from the comparable quarter of 2011, primarily due to an increase in vehicles and transport expenses resulted from the incremental increase in sales. Selling expenses as a percentage of sales decreased in the fourth quarter of 2012 to 10.8% compared to 12.1% in the fourth quarter of 2011. General and administrative expenses increased by 9.3% from the fourth quarter of 2011, primarily due to an increase in management profit-related bonuses. General and administrative expenses as a percentage of sales decreased in the fourth quarter of 2012 to 6.2% from 7.3% in the fourth quarter of 2011.

Willi-Food’s income before taxes for the fourth quarter of 2012 increased to NIS 11.7 million (US$ 3.1 million) compared to loss before taxes of NIS 1.7 million (US$ 0.4 million) recorded in the fourth quarter of 2011. Willi-Food’s income from continuing operations for the fourth quarter of 2012 increased to NIS 8.8 million (US$ 2.4 million) compared to loss from continuing operations of NIS 0.6 million (US$ 0.2 million) recorded in the fourth quarter of 2011.

Willi-Food's net income in the fourth quarter of 2012 increased by 214.6% to NIS 8.8 million (US$ 2.4 million) from NIS 2.8 million (US$ 0.7 million) recorded in the fourth quarter of 2011. Willi-Food's net income attributed to the owners of the Company in the fourth quarter of 2012 increased by 198.0% to NIS 8.8 million (US$ 2.4 million), or NIS 0.68 (US$ 0.18) per share, compared to NIS 2.9 million (US$ 0.8 million), or NIS 0.22 (US$ 0.06) per share, recorded in the fourth quarter of 2011.

Willi-Food ended the fourth quarter of 2012 with NIS 206.4 million (US$ 55.3 million) in cash and securities net from short-term debt. Willi-Food's shareholders' equity at the end of December 2012 was NIS 333.8 million (US$ 89.4 million).

Fiscal 2012 Highlights
•	Sales increased 8.4% from fiscal 2011 to NIS 286.5 million (US$ 76.8 million)
•	Gross profit increased 11.9% from fiscal 2011 to NIS 69.0 million (US$ 18.5 million), or 24.1% of sales
•	Operating income increased 37.3% from fiscal 2011 to NIS 23.5 million (US$ 6.3 million), or 8.2% of sales
•	Income from continuing operations increased 67.3% from fiscal 2011 to NIS 24.0 million (US$ 6.4 million), or 8.4% of sales
•	Net income increased 29.6% from fiscal 2011 to NIS 24.0 million (US$ 6.4 million)
•	Net income attributed to the owners of the Company increased 31.1% from fiscal 2011 to NIS 24.0 million (US$ 6.4 million), or NIS 1.85 (US$ 0.50) per share

Fiscal 2012 Results

Willi-Food’s sales for fiscal 2012 increased by 8.4% to NIS 286.5 million (US$ 76.8 million) compared to sales of NIS 264.4 million (US$ 70.8 million) recorded in fiscal 2011. Gross profit for the year increased by 11.9% to NIS 69.0 million (US$ 18.5 million) compared to gross profit of NIS 61.7 million (US$ 16.5 million) recorded in fiscal 2011. Fiscal 2012 gross margins were 24.1% compared to gross margins of 23.3% recorded in Fiscal 2011.

Operating income for fiscal 2012 increased by 37.3% to NIS 23.5 million (US$ 6.3 million) from NIS 17.1 million (US$ 4.6 million) recorded in fiscal 2011.  Income before taxes for fiscal 2012 increased by 74.0% to NIS 31.8 million (US$ 8.5 million) compared to NIS 18.3 million (US$ 4.9 million) recorded fiscal 2011. Willi-Food’s income from continuing operations for the fiscal 2012 increased to NIS 24.0 million (US$ 6.4 million) compared to NIS 14.3 million (US$ 3.8 million) recorded in fiscal 2011.

Net income for fiscal 2012 increased by 29.6% to NIS 24.0 million (US$ 6.4 million) from NIS 18.5 million (US$ 5.0 million) recorded in fiscal 2011. Net income attributable to the owners of the Company for fiscal 2012 increased by 31.1% to NIS 24.0 million (US$ 6.4 million), or NIS 1.85 (US$ 0.50) per share compared to net income attributable to the owners of the Company for fiscal 2011 of NIS 18.3 million (US$ 4.9 million), or NIS 1.35 (US$ 0.36) per share.

Business Outlook

Mr. Williger continued, “The broad-based strength of our business enabled us to deliver record results, both on the top and bottom lines. We have significantly expanded our product lines and continue to deliver improved margins. Moreover, we are able to differentiate our company through our success by becoming a high margin business in a low margin industry.”

Furthermore, Mr. Williger added, ”We were able to achieve sales growth through successfully launching new items into our product line, as well as increasing sales of existing products to new and existing customers, while controlling SG&A expense growth. During the past years we have introduced great-tasting, higher margin food products developed together with our suppliers. We implemented our plan to increase the awareness to our newly added products, by initiating promotion and hard sale activities that we believe created broad awareness to our new and old products and broaden our customer base. This plan has helped us achieve our goals to strengthen our position in the market due to our broad range of quality food products. We expect to launch additional new product lines in 2013.”

“Our innovative approach to the rapidly expanding kosher food market continues to drive sales and margin growth. 2013 is off to a strong start and to date we have seen double-digit sales growth in the first quarter of 2013,” noted Mr. Williger.  “We laid the foundation for the future and are focused on driving long-term, profitable growth by capitalizing on our expertise in product innovation and expanding distribution channels. Given our strong organic growth, we are estimating double-digit 2013 sales growth over the US$ 76.8 million reported sales in 2012.“

 “We believe the foundations of our business are strong and that we are well positioned to continue our expansion,” concluded Mr. Williger.  “The dynamics of the industry are driving demand for innovative kosher products and Willi-Food has the infrastructure and development expertise to deliver while remaining focused on maximizing long-term profitability. Our strong financial results demonstrate Willi-Food’s ability to capitalize on the growing interest of consumers in the kosher market. Our strategy is to cross-market our innovative products to both kosher and health-conscious consumers. We continue to look for opportunities to create additional value for our shareholders.”

Conference Call

The Company will host a conference call to discuss results and to give guideline for fiscal 2013 on Monday, March 18, 2013 at 12:00 PM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-1427 (US), or 1-480-629-9664 (International), approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:
 http://public.viavid.com/index.php?id=103798

A replay of the conference call will be available for 14 days from 3:00 PM Eastern time on March 18, 2013 through 11:59 PM Eastern time on April 1, 2013 by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4606040.  In addition, a recording of the call will be available via the following link for one year:
http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5alpqCf

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2012, U.S. $1.00 equals NIS 3.733. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and fiscal year ended December 31, 2012 are presented in accordance with International Financial Reporting Standards (“IFRS”).

NOTE C: Discontinued Operations
Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012 and its amendment, filed with the Securities and Exchange Commission on August 30, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	57,563	34,661	15,420	9,285
Financial assets carried at fair value through profit or loss	158,810	163,430	42,542	43,780
Trade receivables	71,340	57,628	19,111	15,437
Other receivables and prepaid expenses	5,988	15,720	1,604	4,211
Inventories	49,270	32,613	13,198	8,737
Total current assets	342,971	304,052	91,875	81,450

Non-current assets
Property, plant and equipment	63,022	61,401	16,882	16,448
Less -Accumulated depreciation	21,394	18,856	5,731	5,051
	41,628	42,545	11,151	11,397

Prepaid expenses	62	117	17	31
Goodwill	36	36	9	10
Deferred taxes	20	933	6	250
Total non-current assets	41,746	43,631	11,183	11,688
	384,717	347,683	103,058	93,138
EQUITY AND LIABILITIES
Current liabilities
Short-term bank debt	9,930	-	2,660	-
Trade payables	28,744	25,683	7,700	6,880
Employees Benefits	1,659	1,613	444	432
Accruals	3,446	1,164	923	312
Current tax liabilities	2,117	3,837	567	1,028
Other payables and accrued expenses	4,479	4,551	1,200	1,219
Total current liabilities	50,375	36,848	13,494	9,871

Non-current liabilities
Retirement benefit obligation	581	518	156	139
Total non-current liabilities	581	518	156	139

Shareholders' equity
Share capital NIS 0.10 par value	1,444	1,444	387	387
(authorized - 50,000,000 shares, issued
and outstanding – 12,974,245 shares at December 31, 2012; 13,020,360 shares at December 31, 2011)
Additional paid in capital	129,897	129,809	34,797	34,773
Capital fund	247	247	66	66
Foreign currency translation reserve	639	587	171	157
Retained earnings	212,377	188,371	56,892	50,462
Treasury shares	(10,843)	(10,141)	(2,905)	(2,717)
	333,761	310,317	89,408	83,128
	384,717	347,683	103,058	93,138

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	286,509	264,404	76,750	70,829
Cost of sales	217,468	202,699	58,256	54,299

Gross profit	69,041	61,705	18,494	16,530

Selling expenses	28,915	27,482	7,746	7,362
General and administrative expenses	16,715	17,375	4,478	4,654
Other income	(46)	(240)	(12)	(64)

Total operating expenses	45,584	44,617	12,212	11,952

Operating income	23,457	17,088	6,282	4,578

Financial income	8,716	1,480	2,335	397
Financial expense	410	313	110	84
Total financial income	8,306	1,167	2,225	313

Income before taxes on income	31,763	18,255	8,507	4,890
Taxes on income	(7,757)	(3,906)	(2,078)	(1,046)

Income from continuing operations	24,006	14,349	6,429	3,844
Income from discontinued operations	-	4,172	-	1,118

Net income	24,006	18,521	6,429	4,962

Owners of the Company	24,006	18,311	6,429	4,906
Non-controlling interest	-	210	-	56
Net income	24,006	18,521	6,429	4,962

Earnings per share:
Basic from continuing operations	1.85	1.06	0.50	0.28
Basic from discontinued operations	-	0.29	-	0.08
Basic	1.85	1.35	0.50	0.36
Diluted from continuing operations	1.85	1.06	0.50	0.28
Diluted from discontinued operations	-	0.29	-	0.08
Diluted	1.85	1.35	0.50	0.36

Shares used in computing basic and diluted earnings per ordinary share:	12,977,481	13,534,954	12,977,481	13,534,954

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	24,006	14,349	6,429	3,844
Adjustments to reconcile net income to net cash provided by operating activities:	(31,127)	16,573	(8,336)	4,440
Net cash from continuing operating activities	(7,121)	30,922	(1,907)	8,284
Net cash from discontinued operating activities	-	5,532	-	1,482
CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,628)	(1,643)	(436)	(440)
Proceeds from sale of property plant and Equipment	269	310	72	83
Proceeds from (used in) purchase of marketable securities, net	8,654	(99,574)	2,318	(26,674)
Net cash from (used in) continuing investing activities	7,295	(100,907)	1,954	(27,031)
Net cash from (used in) in discontinued investing activities	13,500	(3,394)	3,616	(910)

CASH FLOWS - FINANCING ACTIVITIES

Short-term bank debt	9,930	-	2,660	-
Investment used in treasury stocks	(702)	(10,141)	(188)	(2,717)
Net cash from (used in) continuing financing activities	9,228	(10,141)	2,472	(2,717)
Net cash used in discontinued financing activities	-	(982)	-	(263)
Increase (decrease) in cash and cash equivalents	22,902	(78,970)	6,135	(21,155)
Cash and cash equivalents at the beginning of the financial period	34,661	113,631	9,285	30,440
Cash and cash equivalents of the end of the financial period	57,563	34,661	15,420	9,285

(*)	Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	In thousands (except per share and share data)

Adjustments to reconcile net income to net cash from operating activities

Depreciation and amortization	3,134	3,506	840	939
Decrease (Increase) in deferred income taxes	913	(239)	245	(64)
Capital Gain on disposal of property plant and equipment	(89)	(240)	(24)	(64)
Unrealized Loss (Gain) on marketable securities	(4,034)	4,034	(1,081)	1,081
Stock based compensation reserve	88	200	24	53
Employees benefit, net	63	(135)	17	(36)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	(16,613)	3,553	(4,451)	952
Decrease (Increase) in inventories	(16,657)	1,691	(4,460)	453
Increase in payables and other current liabilities	2,068	4,203	554	1,126
	(31,127)	16,573	(8,336)	4,440

(*)	Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.